INVESTOR DECK



MERIDIAN HIVE

THE BEST MEAD ON THE PLANET

CONFIDENTIAL PRESENTATION

THE BACK STORY

Meridian Hive was the brainchild of Mike Simmons and Eric Lowe after spending several years mastering the delicate balance of science and art to become celebrated home brewers. Like most, they started with beer, but quickly began experimenting with wine making and both were introduced to this 'new' and interesting beverage called mead. While continuing to win awards across multiple categories, they both became Nationally Certified Beer and Mead Judges to increase their technical skills and credibility. The two were joined by Cayce Rivers to launch a new venture - to disrupt craft alcohol and introduce a different drink to the world.

Mead was relatively unknown but the team noticed a growing trend of consumers actively seeking out non-beer options. Consumers wanted something different, yet they still wanted craft. Meridian Hive delivered on that demand and brought the world: MODERN MEAD

From humble beginnings selling at the farmer's markets and getting into a handful of local bars and restaurants, the team developed a small but loyal following and was able to get almost instant feedback on their products. By 2015, the team sold into a few chain retail accounts and sales began to improve significantly. This success required an increased focus on the finance and operations side of the business and in 2016, Cayce transitioned from investor and advisor to a full time employee to lead the next phase of growth.

The team saw a disconnect between the original branding, the pricing on the shelf and the target customer. To close the gap, they executed a full rebrand strategy and put a major focus on operations and costs to set Meridian Hive up to bring mead to the masses!

The new branding and optimized pricing launched the second phase of company growth. Austin Chain store growth was accompanied by expansion across Texas - into Dallas-Ft. Worth, San Antonio and Houston. Additionally, the company expanded into 6 new states on the heels of an excellent performance at the world's largest mead competition and being featured at some of the best craft beer festivals in the country.

Now is the time to accelerate growth and build on the brand momentum. Meridian Hive has created an opportunity for investors to join in and be a part of the next BIG THING IN CRAFT.

Austin's
1st & only
Meadery

Multi-award
winning

The leaders
in
DRAFT MEAD

CONSUMERS WANT CRAFT



We see premiumization and the move to craft across every segment in alcohol



CRAFT BEER

Budweiser



CRAFT CIDER

ANGRY ORCHARD HARD CIDER



FINE WINE

SUTTER HOME



CRAFT SELTZER

SMIRNOFF

50% Brewpub Patrons Buying Non-Beer Options*



MEAD ME

US TOO

And consumers want something

NEW AND DIFFERENT

* FORBES ARTICLE: '....PATRONS DON'T ALWAYS DRINK THE BEER' — NEILSON DATA 2017



WE BROUGHT THE WORLD MODERN MEAD



Mead is like Cider – but instead of fermenting Apples, we ferment the highest quality Honey

CARBONATED | 6.5% ABV | GLUTEN-FREE

















MEAD IN AUSTIN
FRONTIER
DRAFT MEAD
from Honey and Hops
MERIDIAN HIVE
RHAPSODY
DRAFT MEAD
from Honey and Blackberries
DISCOVERY
DRAFT MEAD
HAVEN
DRAFT MEAD
from Honey, Peach and Ginger
AWARD WINNING
BEST SELLER
AWARD WINNING
AWARD WINNING

WE ARE THE LEADERS IN DRAFT MEAD

Our draft mead is made for the masses. On tap and in cans, they are served cold and offer a super refreshing experience. We offer a variety of delicious flavors to suit any palate.

We understand our customers and know that our products meet their demands. We are seeing millennial minded consumers embrace our mead as a great non-beer and gluten-free option.



H-E-B

“ YOU'RE ONE OF OUR FASTEST GROWING TEXAS CRAFT PRODUCERS OF 2018...WE LOVE YOU GUYS!"

- RUSTY WOODLAND

HEB Business Development Manager Beer / Wine - April 2018



WE BROUGHT THE WORLD MODERN MEAD



AWARD WINNING TRADITIONAL MEAD

A major part of our product innovation pipeline - our traditional meads are crafted with pride. They serve key roles for us:

They sell at a higher price point, providing excellent margins, and;

They give us credibility with mead enthusiasts and key alcohol influencers
to establish us as The Leader in Modern Mead.



 "America's Mead Renaissance...honey wine is back in a big way" -- Wine Enthusiast -- January 2016

 The Beginning of a Mead Maker Renaissance -- Upserve: Restaurant Insider -- August 2017

 "mead is creating a buzz with it's meteoric growth" -- The Motley Fool -- September 2017

 "Show me the Honey - Americans going mad for mead" -- The Drinks Business -- October 2017





BROAD MARKET APPEAL

DYNAMO

FANDANGO

OUR FANS INCLUDE MEN AND WOMEN WHO LOVE:

CRAFT BEER AND CIDER

WINE

AND THOSE SIMPLY LOOKING FOR A GREAT GLUTEN-FREE OPTION

Today's consumers are conscious of what they put in their bodies and look for quality and differentiation. They are no longer prepared to accept normal.

Consumers want Premium products crafted with passion and skill.







CRAFT ALCOHOL IS A HUGE MARKET





FINE **WINE**
$32B

CRAFT **BEER**
$26B

CRAFT **SELTZER**
$1.7B

CRAFT **CIDER**
$280M

= $**60** BILLION

WE CONTINUE TO WIN MARKET SHARE FROM EACH OF THESE PREMIUM SEGMENTS

AND CRAFT GROWS RAPIDLY



CRAFT BEER

$30B
$20B
$10B
$0B

2003 2007 2011 2014 2016

GROWTH
>7.5%
10 YEARS

CRAFT CIDER

$300M
$225M
$150M
$75M
$0M

2011 2012 2013 2014 2015 2016 2017

GROWTH
>30%
SINCE 2014

FOLLOWING THE GROWTH CURVE OF CRAFT BEER AND CIDER CREATES A
MASSIVE OPPORTUNITY FOR MEAD

In terms of growth, Mead is currently where craft beer was in 2005 and where cider was in 2011.





MERIDIAN HIVE

TAKING MEAD TO THE MASSES

WHY WE WILL WIN THIS MASSIVE OPPORTUNITY

WE HAVE THE TEAM





CAYCE

CEO
GROWTH STRATEGY

20 Years of business experience in Fortune 100 companies

Executive management, strategy and planning

Team building and systems implementation



MIKE

PRODUCT INNOVATION
HEAD MEAD MAKER

Over a decade of brewing and mead making experience

Winner of 16 medals in most prestigious competitions

Master of science and art to make awesome mead



ERIC

OPERATIONS DIRECTOR
PRODUCTION EXECUTION

Over a decade of brewing and mead making experience

Proven technical expertise to produce mead at scale

Master of brewing, mead industry & regulatory issues



FINANCIAL PERFORMANCE

1. EXCELLENT GROWTH IN OUR FIRST 2 YEARS - FUELED BY GREAT PRODUCTS

$730,000
$547,500
$365,000
$182,500
$0
2014
2015
2016
2017
GROWTH
150%
GROWTH
34%
GROWTH
101%

2. 2016 - WE IDENTIFIED AN ISSUE - DISCONNECT BETWEEN OUR BRAND AND OUR TARGET CUSTOMERS

3. FULL REBRAND STRATEGY TO PUT OURSELVES IN THE BEST POSITION TO TAKE MEAD TO THE MASSES

4. IMMEDIATE PAYOFF IN 2017 - BACK TO TRIPLE DIGIT GROWTH



Our awesome branding and our optimized pricing opened up conversations that led us to expand across TX, and into 6 new states



WHERE WE ARE



 EXISTING STATES

SOME MAJOR RETAIL PARTNERS

     

RAISING $ 1M TO FUND GROWTH





EXPERIENCED HIRES — 30%

MARKETING & DISTRIBUTOR SUPPORT — 30%

AUSTIN TAPROOM — 30%

PRODUCTION IMPROVEMENTS — 10%

- We are hiring team with experience in Alcohol Sales and Production Management
- We are spending on Marketing AND Distributor Support to build our brand and drive sales in all markets
- We are bringing in a hospitality expert to launch a Taproom to cement our foothold as THE AUSTIN MEAD! We'll increase trials & build brand and category awareness to reinforce our Sales and Marketing teams in the region
- We will spend incrementally to increase our capacity to ensure we stay ahead of demand

WHERE WE ARE GROWING





EXISTING STATES

TARGET STATES

OUR STRATEGIC GROWTH TARGETS STATES WHERE CRAFT BEER IS BIG
AND WHERE CIDER HAS DONE WELL ALREADY

MERIDIAN HIVE

THE BEST MEAD ON THE PLANET





PRODUCTS **INNOVATION** **STRATEGY** =



JOIN US AS WE BECOME THE NEXT BIG THING IN CRAFT

CONTACT FOR NEXT STEPS



CAYCE RIVERS, CEO

MERIDIAN HIVE

CAYCE@MERIDIANHIVE.COM

+1 512.539.0591

+1 347.607.9503